SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K

                                 ------------

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 18, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
             -----------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

                 ---------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

                                                                CONTENTS      1


      2    Chairman's Statement


      4    Key Figures


      5    Consolidated Income Statement


      6    Consolidated Balance Sheet


      7    Statement of Changes in Equity


      8    Condensed Consolidated Cash Flow Statement


      9    Notes to Interim Financial Statements


      30   Independent Review Report


      31   Other Information


                                                           2003 Interim Report

2    CHAIRMAN'S STATEMENT

During the first half of 2003, the Company experienced strong international oil price and serious impact of the Severe Acute Respiratory Syndrome (SARS) in China. Thanks to the collaborative effort of our staff, the Company maintained its momentum of rapid development with stable increase in production. Benefiting from the strong international oil price, the Company saw remarkable growth in oil and gas revenues, and our cost remained competitive, leading to a significant increase in the net profit. In February 2003, the Company continued to implement its natural gas strategy by completing the acquisition of equity interests in the Tangguh LNG Project in Indonesia. In May 2003, the Company took the opportunity of the low interest rate environment to issue two tranches of 10-year and 30-year guaranteed notes with a value of US$200 million and US$300 million respectively, optimizing the Company's capital structure. In addition, we also maintained an active exploration and development program during the period, marked with a number of successful discoveries and appraisals. Our oil and gas development projects also proceeded on schedule.

REVIEW OF OPERATIONS

For the six months ended 30 June 2003, the Company recorded stable production growth. Our oil and gas production reached 352,780 barrels-of-oil-equivalent per day, representing an increase of 14.8% over the same period last year. Net crude oil production reached 307,103 barrels per day, while net natural gas production totaled 263.2 million cubic feet per day, representing a 15.0% and 10.4% increase over the first half of 2002 respectively. The realized oil price was US$28.56 per barrel, up 30.9% from last year. The realized natural gas price was US$2.93 per thousand cubic feet.

Owing to the stable production growth and strong oil price, the Company's oil and gas sales reached RMB14.18 billion during the first half of this year, representing a remarkable increase of 47.3% compared to RMB9.63 billion of the same period last year. Coupled with the revenues from trading and other activities, the Company achieved a total revenue of RMB17.90 billion, representing a significant increase of 68.3% from RMB10.64 billion last year. The reported profit before tax was RMB8.74 billion, up 75.1% from RMB4.99 billion in 2002, and the reported net profit was RMB6.33 billion, representing a sharp increase of 75.0% compared with RMB3.62 billion in the previous year. During the period, the basic and diluted earnings per share of the Company were RMB0.77. According to the Company's dividend policy and considering the future trend of the oil prices, current cash position and future needs of investment capital, the Board of Directors has decided to pay out an interim dividend of HK$0.14 per share and a special interim dividend of HK$0.18 per share.

During the first half of 2003, the Company recorded seven wildcat discoveries through its successful exploration activities, including five crude oil discoveries in the Bohai Bay. These five discoveries include the independent discoveries of Bozhong 34-1S (discovered and appraised during the period), Bozhong 34-1 and Bozhong 3-2 fields, and the Caofeidian 11-5 and Penglai 19-9 discoveries made by our PSC partners, demonstrating the enormous potential of the Bohai Bay. In Eastern South China Sea, we have made two independent gas discoveries, Liuhua 19-5 and Panyu 35-1, reflecting the successful explorations in the area. During the period, the appraisal of 5 discoveries were completed, namely the Jinzhou 25-1S, Bozhong 34-1S, and Panyu 30-1, which are independent discoveries, Caofeidian 12-1 and Caofeidian 12-1S, which are discoveries made by our PSC partners. Among the appraisal successes, Panyu 30-1 and the surrounding gas discoveries were the Company's major natural gas discoveries in the Eastern South China Sea area, showcasing the area's prospects for explorations and strengthening the Company's dominant position in the natural gas business in the Pearl River Delta Region.





CNOOC Limited

                                                CHAIRMAN'S STATEMENT          3

The Company continued to focus on the development of oil and gas fields during the period, with a number of projects proceeding on schedule. Dongfang 1-1, the Company's largest independent gas field, was expected to be on stream soon, while the Panyu 4-2/5-1 oilfield would also be on stream in the second half. In addition, the Caofeidian 11-1/2, Bozhong 25-1 and Xihu Trough Chunxiao projects were also proceeding on schedule.

The Company is highly committed to health, safety and environmental protection. During the period, the management succeeded in overcoming the impact of SARS by implementing a comprehensive health, safety and environmental system for the Company's operations, and no employees or their family members fell victim to the epidemic. In addition, the Company achieved double zero record in both the recordable accident rate and the work hours lost rate, bringing a huge encouragement for us to continue our persistent health, safety and environmental policies.

OUTLOOK

In the second half of 2003, maximizing shareholders' return will remain to be the mission of the management and our staff as a whole. We will also stick to our development strategy to achieve our production and operations targets for the year. Our key tasks in the second half of the year include:

- Focus on hitting our oil and gas production targets for the year while controlling the costs. We will also strive to maintain our current competitive cost structure.

- Continue our active exploration program in offshore China and optimize our exploration plans and targets, so as to increase reserves through maintaining the growth of oil reserves in Bohai Bay and the momentum of gas explorations in Eastern South China Sea.

- Continue to closely control the progress, costs and quality of our existing development projects, especially for the Dongfang 1-1 and the Panyu 4-2/5-1 project which will be on stream during the second half of the year, so as to achieve the Company's development target.

-  Health, safety and environment issues will remain our top priorities.
   We are deeply committed to the health of our staff and we will achieve a perfect synergy between the Company and our staff.

                                                     Wei Liucheng
                                            Chairman & Chief Executive Officer

                                                Hong Kong, 4 September 2003



                                                          2003 Interim Report

4     KEY FIGURES

                                                      Six months ended
                                                           30 June
                                                     2003                 2002
-------------------------------------------------------------------------------

Net profit, million RMB                           6,334.5               3,618.9
Earnings per share, RMB                              0.77                  0.44
EBITDE, million RMB(1)                           11,344.2               7,481.8

Total Oil and Gas Sales, million RMB             14,184.8               9,628.9
Total Revenue, million RMB                       17,904.2              10,640.4

Net Production
  Oil, million barrels                               55.6                  48.4
  Gas, billion cubic feet                            47.6                  43.1
Total, million barrels-of-oil-equivalent             63.9                  55.6

Daily Net Production
  Oil, barrels                                    307,103               267,130
  Gas, million cubic feet                           263.2                 238.0
Total, barrels-of-oil-equivalent                  352,780               307,334

Note:

(1) EBITDE refers to earnings before interest income, interest expenses, income tax, depreciation, depletion and amortisation, dismantlement, exploration expenses and exchange gains & losses.



CNOOC Limited

                                            CONSOLIDATED INCOME STATEMENT    5

                                        For the six months ended 30 June 2003

        (All amounts expressed in thousands of Renminbi, except per share data)


                                                                     Six months ended
                                                                          30 June
                                                         Notes               2003           2002
                                                                       (unaudited)    (unaudited)
---------------------------------------------------------------------------------------------------
REVENUE
  Oil and gas sales                                        4            14,184,773       9,628,871
  Marketing revenue                                        4             3,582,015         794,063
  Other income                                                             137,369         217,464
                                                                        ----------      -----------
                                                                        17,904,157      10,640,398
                                                                        ----------      -----------

EXPENSES
  Operating expenses                                                    (1,973,851)     (1,584,014)
  Production taxes                                                        (614,669)       (420,921)
  Exploration expenses                                                    (391,732)       (634,859)
  Depreciation, depletion and amortisation                              (2,144,369)     (1,590,079)
  Dismantlement                                                            (67,477)        (59,810)
  Crude oil and product purchases                          4            (3,543,138)       (772,094)
  Selling and administrative expenses                                     (500,809)       (358,105)
  Others                                                                  (103,416)       (166,711)
                                                                        ----------      -----------
                                                                        (9,339,461)     (5,586,593)
                                                                        ----------      -----------

PROFIT FROM OPERATING ACTIVITIES                                         8,564,696       5,053,805

Interest income                                                             91,862          79,498
Interest expenses                                          5              (109,312)       (138,213)
Exchange gains/(losses), net                                                19,553        (146,269)
Investment income                                                           57,067         102,287
Share of profits of an associate                                           125,208          38,577
Non-operating (loss)/income, net                                            (6,339)          2,417
                                                                        ----------      -----------

PROFIT BEFORE TAX                                                        8,742,735       4,992,102
Tax                                                        6            (2,408,259)     (1,373,241)
                                                                        ----------      -----------
NET PROFIT                                                               6,334,476       3,618,861
                                                                        ==========      ===========

EARNINGS PER SHARE                                         7
  Basic                                                                    RMB0.77         RMB0.44
                                                                        ==========      ===========
  Diluted                                                                  RMB0.77         RMB0.44
                                                                        ==========      ===========

DIVIDENDS                                                 13
  Interim dividend declared                                              1,220,132         958,314
  Special interim dividend declared                                      1,568,741               -
                                                                        ----------      -----------
                                                                         2,788,873         958,314
                                                                        ==========      ===========



                                                                                      2003 Interim Report


6  CONSOLIDATED BALANCE SHEET

30 June 2003
(All amounts expressed in thousands of Renminbi)


                                                                          30 June   31 December
                                                         Notes               2003         2002
                                                                       (unaudited)    (audited)
---------------------------------------------------------------------------------------------------

NON-CURRENT ASSETS
  Property, plant and equipment, net                       8            39,088,432      36,071,820
  Investment in an associate                                               602,585         537,377
                                                                        ----------      -----------
                                                                        39,691,017      36,609,197
                                                                        ----------      -----------
CURRENT ASSETS
  Accounts receivable, net                                 9             2,747,591       3,063,266
  Inventories and supplies                                                 839,899         848,605
  Due from related companies                                               695,579         453,290
  Other current assets                                                     926,603       1,060,955
  Short term investments                                                11,150,763       6,531,278
  Time deposits with maturities over three months                        1,770,000       4,690,000
  Cash and cash equivalents                                              9,913,274       7,839,114
                                                                        ----------      -----------
                                                                        28,043,709      24,486,508
                                                                        ----------      -----------
TOTAL ASSETS                                                            67,734,726      61,095,705
                                                                        ==========      ===========

NON-CURRENT LIABILITIES
  Long term bank loans                                                     902,969         941,093
  Long term guaranteed notes                              10             8,071,378       4,071,184
  Provision for dismantlement                                            2,283,668       2,239,320
  Deferred tax liabilities                                               5,617,826       6,141,156
                                                                        ----------      -----------
                                                                        16,875,841      13,392,753
                                                                        ----------      -----------
CURRENT LIABILITIES
  Accounts payable                                        11             2,689,210       2,659,743
  Other payables and accrued liabilities                                 1,771,738       1,712,408
  Current portion of long term bank loans                                    9,404         297,518
  Due to related companies                                                 216,187         231,592
  Due to the parent company                                                172,823         270,438
  Tax payable                                                            1,711,271       1,962,765
                                                                        ----------      -----------
                                                                         6,570,633       7,134,464
                                                                        ----------      -----------
CAPITAL AND RESERVES
  Issued capital                                          12               876,978         876,978
  Reserves                                                              43,411,274      39,691,510
                                                                        ----------      -----------
                                                                        44,288,252      40,568,488
                                                                        ----------      -----------
TOTAL EQUITY AND LIABILITIES                                            67,734,726      61,095,705
                                                                        ==========      ===========

CNOOC Limited



                                          STATEMENT OF CHANGES IN EQUITY     7

                                                              30 June 2003
                               (All amounts expressed in thousands of Renminbi)


                                Issued                                    Cumulative
                                 share       Share     Revaluation       translation       Statutory     Retained
                               capital     premium         reserve           reserve         reserve     earnings      Total
-----------------------------------------------------------------------------------------------------------------------------------
Unaudited
Balances at 1 January 2002     876,978   20,761,205        274,671            (5,648)      1,535,360     10,166,097    33,608,663
Net profit for the period            -            -              -                 -               -      3,618,861     3,618,861
Dividends (Note 13)                  -            -              -                 -               -     (1,306,740)   (1,306,740)
Foreign currency translation
  differences                        -            -              -             1,969               -              -         1,969
                               --------  -----------       --------       ------------     ----------    ------------  ------------
Balances at 30 June 2002       876,978   20,761,205        274,671            (3,679)      1,535,360     12,478,218    35,922,753
                               ========  ===========       ========       ============     ==========    ============= ============

Unaudited
Balances at 1 January 2003     876,978   20,761,205        274,671           (13,596)      2,232,410     16,436,820    40,568,488
Net profit for the period            -            -              -                 -               -      6,334,476     6,334,476
Dividends (Note 13)                  -            -              -                 -               -     (2,614,815)   (2,614,815)
Foreign currency translation
  differences                        -            -              -               103               -              -           103
                               --------  -----------       --------       ------------     ----------    ------------  ------------
Balances at 30 June 2003       876,978   20,761,205        274,671           (13,493)      2,232,410     20,156,481    44,288,252
                               ========  ===========       ========       ============     ==========    ============  ============


                                                           2003 Interim Report

8   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
30 June 2003
(All amounts expressed in thousands of Renminbi)


                                                                        Six months ended
                                                                             30 June
                                                                      2003                     2002
                                                                (unaudited)              (unaudited)
-----------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                       8,582,401                4,349,312
Net cash used in investing activities                          (7,399,991)              (4,476,833)
                                                               -----------              ------------

Net cash inflow/(outflow) before financing                      1,182,410                 (127,521)
Net cash inflow from financing                                    891,750                1,571,920
                                                               -----------              ------------

Net increase in cash and cash equivalents                       2,074,160                1,444,399
Cash and cash equivalents at beginning of the period            7,839,114                6,393,724
Effect of exchange rate changes                                         -                    1,969
                                                               -----------              ------------
Cash and cash equivalents at end of the period                  9,913,274                7,840,092
                                                               ===========              ============




CNOOC Limited


                    NOTES TO INTERIM FINANCIAL STATEMENTS                    9

                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


1.  ORGANISATION AND PRINCIPAL ACTIVITIES
    CNOOC Limited (the "Company") was incorporated in Hong Kong Special
    Administrative Region ("Hong Kong"), the People's Republic of China (the
    "PRC") on 20 August 1999 to hold its interests in certain entities whereby creating a group comprising the Company and its subsidiaries. During the period ended 30 June 2003, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the exploration, development, production and sales of crude oil and natural gas, and other petroleum products.

    In the opinion of directors, the ultimate holding company is China
    National Offshore Oil Corporation ("CNOOC"), a company established in the PRC.

    As at 30 June 2003, the Company had direct or indirect interests in the following principal subsidiaries and an associate:


                                                          Percentage of
                                Place and date of         equity interest      Nominal value of
                                incorporation/            attributable         issued and paid-up
Name of entity                  establishment             to the Group         capital              Principal activities
-----------------------------------------------------------------------------------------------------------------------------------
Directly-held subsidiaries:

CNOOC China Limited             Tianjin, the PRC          100%                 RMB10 billion        Offshore petroleum exploration,
                                15 September 1999                                                     development, production,
                                                                                                      and sales in the PRC

CNOOC International Limited     British Virgin Islands    100%                 US$2                 Investment holding
                                23 August 1999

China Offshore Oil (Singapore)  Singapore                 100%                 S$3 million          Sales and marketing of
 International Pte Ltd.         14 May 1993                                                           petroleum outside the PRC

CNOOC Finance (2002) Limited    British Virgin Islands    100%                 US$1,000             Bond issuance
                                24 January 2002

CNOOC Finance (2003) Limited    British Virgin Islands    100%                 US$1,000             Bond issuance
                                2 April 2003

Indirectly-held subsidiaries:

CNOOC Southeast Asia Limited    Bermuda                   100%                 US$12,000            Investment holding
                                16 May 1997

Malacca Petroleum Limited       Bermuda                   100%                 US$12,000            Offshore petroleum exploration,
                                2 November 1995                                                       development and production
                                                                                                      in Indonesia

OOGC Malacca Limited            Bermuda                   100%                 US$12,000            Offshore petroleum exploration,
                                2 November 1995                                                       development and production
                                                                                                      in Indonesia


                                                            2003 Interim Report

10                  NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


1.  ORGANISATION AND PRINCIPAL ACTIVITIES (CONTINUED)


                                                          Percentage of
                                Place and date of         equity interest      Nominal value of
                                incorporation/            attributable         issued and paid-up
Name of entity                  establishment             to the Group         capital              Principal activities
-----------------------------------------------------------------------------------------------------------------------------------
Indirectly-held subsidiaries (Continued)

OOGC America, Inc.              State of Delaware, the    100%                 US$1,000             Investment holding
                                United States of America
                                2 September 1997

CNOOC ONWJ Ltd.                 Labuan, F.T., Malaysia    100%                 US$1                 Offshore petroleum
                                27 March 2002                                                         exploration, development
                                                                                                      and production in Indonesia

CNOOC SES Ltd.                  Labuan, F.T., Malaysia    100%                 US$1                 Offshore petroleum
                                27 March 2002                                                         exploration, development
                                                                                                      and production in Indonesia

CNOOC Poleng Ltd.               Labuan, F.T., Malaysia    100%                 US$1                 Offshore petroleum
                                27 March 2002                                                         exploration, development
                                                                                                      and production in Indonesia

CNOOC Madura Ltd.               Labuan, F.T., Malaysia    100%                 US$1                 Offshore petroleum
                                27 March 2002                                                         exploration, development
                                                                                                      and production in Indonesia

CNOOC Blora Ltd.                Labuan, F.T.,Malaysia     100%                 US$1                 Onshore petroleum
                                27 March 2002                                                         exploration, development
                                                                                                      and production in Indonesia

Associate:

Shanghai Petroleum and Natural  Shanghai, the PRC          30%                 RMB900 million       Offshore petroleum exploration,
 Gas Company Limited            7 September 1992                                                      development, production and
                                                                                                      sales in South Yellow Sea
                                                                                                      and East China Sea


CNOOC Limited

NOTES TO INTERIM FINANCIAL STATEMENTS                                       11


                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


2.  PRINCIPAL ACCOUNTING POLICIES
    The accompanying interim financial statements are prepared under the historical cost convention as modified by the revaluation of land and buildings and short term investments, and in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25 "Interim financial reporting".

    The principal accounting policies and basis of presentation used in the preparation of the interim financial statements are the same as those used in the annual audited financial statements for the year ended 31 December 2002, except for the changes in accounting policies following the adoption of the revised SSAP 12 (Revised) "Income Taxes" issued by the Hong Kong Society of Accountants.

    SSAP 12 (Revised) prescribes the basis for accounting for current and deferred income taxes. The principal impact of the revision of this SSAP on the consolidated financial statements is that it requires full provision for deferred taxes under the asset and liability method on all temporary differences.

    There was no significant impact on the Group's financial statements upon the adoption of SSAP 12 (Revised).

3.  ACQUISITION
    During the period, the Company acquired from British Petroleum ("BP") an equivalent of 12.5% stake in the proposed joint venture known as the Tangguh LNG Project of Indonesia ("Tangguh LNG Project") for approximately US$275 million through the acquisition of certain interests in production sharing contracts ("PSCs") which was effective as at 1 January 2003 (the "Tangguh Acquisition"). The Tangguh LNG Project comprises three PSC areas: the Berau PSC, the Muturi PSC and the Wiriagar PSC. The Tangguh LNG Project partners have signed a conditional 25-year Liquefied Natural Gas ("LNG") Supply Contract (the "LNG Supply Contract") to provide up to 2.6 million tonnes per annum of LNG to the Fujian LNG terminal project in the PRC, beginning in 2007. The Company completed the Tangguh Acquisition on 8 February 2003. CNOOC has an equity interest in the Fujian LNG terminal project.

    In addition, a repurchase agreement (the "Repurchase Agreement") was entered into whereby put options and call options are granted to the Company and the sellers, respectively, to sell or to repurchase the interests in the above-mentioned PSCs. The options are exercisable if:

    (1) the LNG Supply Contract is terminated due to the non-satisfaction of the conditions precedent to the LNG Supply Contract on or before 31 December 2004; or

    (2) the LNG Supply Contract is otherwise legally ineffective on or before 31 December 2004.

    The exercise prices of the options are determined based on the original consideration paid plus adjustments stipulated in the Repurchase Agreement.

    The consideration paid of approximately US$275 million (equivalent to approximately RMB2,276,578,000) has been included in property, plant and equipment as at 30 June 2003.







                                                         2003 Interim Report

12  NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


4.  OIL AND GAS SALES AND MARKETING REVENUE
    Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and government share of allocable share oil that are lifted and sold on behalf of the PRC government. Sales are recognised when the significant risks and rewards of ownership of oil and gas have been transferred to customers.

    Marketing revenues represent the sales of oil purchased from the foreign partners under the production sharing contracts and revenues from trading of oil through the Company's subsidiary in Singapore. The costs of the oil sold are included in the crude oil and product purchases.

5.  INTEREST EXPENSES
    An amount of approximately RMB44,348,000 (2002: RMB37,806,457) accretion expense for provision for dismantlement is recognised during the period.

6.  TAX

    (i)  Income tax
         The Company and its subsidiaries are subject to income taxes on an entity basis on profit arising in or derived from the tax jurisdictions in which they are domiciled and operated. The Company is not liable for profits tax in Hong Kong as it does not have any assessable income currently sourced from Hong Kong.

         The Company's subsidiary, CNOOC China Limited, is a wholly foreign-owned enterprise established in the PRC. It is exempt from the 3% local surcharge and is subject to an enterprise income tax of 30% under the prevailing tax rules and regulations.

         The Company's subsidiary in Singapore, China Offshore Oil (Singapore) International Pte Ltd., is subject to income tax at rates of 10% and 22%, for its oil trading activities and other income-generating activities, respectively. The Company's subsidiary owning interests in oil and gas properties in Indonesia along the Malacca Strait is subject to corporate and dividend tax at the rate of 44%. The Company's subsidiaries owning interests in oil and gas properties in Indonesia acquired from Repsol YPF, S.A. are subject to corporate and dividend tax at the rate of 43.125% instead of the standard rate of 48% after the application of the Malaysian Tax Treaty as recognised by the Indonesian tax authorities. All of the Company's other subsidiaries are not subject to any income taxes in their respective jurisdictions for the period presented.

    (ii) Other taxes
         CNOOC China Limited is required to pay the following taxes:

         - production taxes equal to 5% of independent production and production under production sharing contracts; and

         - business tax of 3% to 5% on other income.








      CNOOC Limited

     NOTES TO INTERIM FINANCIAL STATEMENTS                                  13


                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


7.  EARNINGS PER SHARE

                                                                                 Six months ended
                                                                                      30 June
                                                                           2003                       2002
                                                                    (unaudited)                 (unaudited)
----------------------------------------------------------------------------------------------------------------
    Earnings:
      Net profit for the period and earnings for the
        purpose of basic and diluted earnings per share          RMB6,334,476,000             RMB 3,618,861,000
                                                                 =================      ========================
    Number of shares:
      Weighted average number of ordinary shares
      for the purpose of basic earnings per share                   8,214,165,655                 8,214,165,655

    Effect of dilutive potential ordinary shares
      under the share option scheme                                     5,705,152                     2,378,206
                                                                -----------------       ------------------------

    Weighted average number of ordinary shares
      for the purpose of diluted earnings per share                 8,219,870,807                 8,216,543,861
                                                                =================       ========================
    Earnings per share - Basic                                            RMB0.77                       RMB0.44
                                                                =================       ========================
                       - Diluted                                          RMB0.77                       RMB0.44
                                                                =================       ========================


8.  PROPERTY, PLANT AND EQUIPMENT, NET
    During the period, additions to the Group's property, plant and equipment amounted to approximately RMB3,656,478,000 (2002: RMB7,457,609,000).

    During the period, the Company finalised the purchase price allocation for the oil and gas properties acquired as a result of the acquisition of the subsidiaries from Repsol YPF, S.A. in April 2002 and an adjustment of approximately RMB707 million was made to reduce the fair value of the oil and gas properties acquired with a corresponding adjustment made to reduce the deferred tax liabilities.

9.  ACCOUNTS RECEIVABLE, NET
    The customers are required to make payment within 30 days after the delivery of oil and gas. As at 30 June 2003 and 31 December 2002, substantially all of the accounts receivable were aged within six months.




                                                        2003 Interim Report

14  NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


10. LONG TERM GUARANTEED NOTES
    On 1 March 2002, CNOOC Finance (2002) Limited, a company incorporated in the British Virgin Islands on 24 January 2002 and a wholly-owned subsidiary of the Company, issued US$500,000,000 of principal amount of 6.375% guaranteed notes due in 2012. The obligations of CNOOC Finance
    (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

    On 21 May 2003, CNOOC Finance (2003) Limited, a company incorporated in the British Virgin Islands on 2 April 2003 and a wholly-owned subsidiary of the Company, issued US$200,000,000 of principal amount of 4.125% guaranteed notes due in 2013 and US$300,000,000 of principal amount of 5.500% guaranteed notes due in 2033. The obligations of CNOOC Finance
    (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

11. ACCOUNTS PAYABLE
    As at 30 June 2003 and 31 December 2002, substantially all of the accounts payable were aged within six months.

12. SHARE CAPTIAL
                                                                                                        Issued
                                                Number of shares             Share capital       share capital
                                                                                   HK$'000       Equivalent of
                                                                                                       RMB'000
----------------------------------------------------------------------------------------------------------------
Authorised:
  Ordinary shares of HK$0.10 each
    As at 30 June 2003 and 31 December 2002      15,000,000,000                 1,500,000
                                              ---------------------    --------------------

Issued and fully paid:
  Ordinary shares of HK$0.10 each
    As at 1 January 2002 and
     31 December 2002 (audited)                   8,214,165,655                   821,417              876,978
                                              ---------------------    --------------------         ------------
  Ordinary shares of HK$0.10 each
     As at 30 June 2003 (unaudited)               8,214,165,655                   821,417              876,978
                                              ---------------------    --------------------         ------------

13. DIVIDENDS
    On 27 March 2003, the board of directors proposed a final dividend of HK$0.15 per share (2002: HK$0.15 per share), totalling HK$1,232,124,848
    (equivalent to approximately RMB1,307,407,676) (2002: RMB1,306,739,684)
    and a special dividend of HK$0.15 per share, totalling HK$1,232,124,848 (equivalent to approximately RMB1,307,407,676) (2002: Nil) to its shareholders for the year ended 31 December 2002. The dividend distribution was approved by the shareholders in the annual general meeting held on 29 May 2003. Subsequent to 30 June 2003, on 4 September 2003, the board of directors declared an interim dividend of HK$0.14 per share (2002: HK$0.11 per share), totalling HK$1,149,983,192 (equivalent to approximately RMB1,220,132,166) (2002: RMB958,314,000) and a special interim dividend of HK$0.18 per share, totalling HK$1,478,549,818 (equivalent to approximately RMB1,568,741,357) (2002: Nil).




    CNOOC Limited

    NOTES TO INTERIM FINANCIAL STATEMENTS                                   15


                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


14. SHARE OPTION SCHEME
    The Company has adopted share option schemes which provide for the grant of options to the Company's senior management. Under these share option schemes, the remuneration committee of the Company's board of directors will from time to time propose for the board's approval for the recipient of and the number of shares underlying each option. These schemes provide for issuance of options exercisable for shares granted under these schemes as described below not exceeding 10% of the total number of the Company's outstanding shares, excluding shares issued upon exercise of options granted under the schemes from time to time.

    On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

    1. options for an aggregate of 4,620,000 shares have been granted;

    2. the subscription price per share is HK$5.95; and

    3. the period during which an option may be exercised is as follows:

       (i) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

      (ii) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

    The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

    On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

    1. options for an aggregate of 8,820,000 shares have been granted;

    2. the subscription price per share is HK$6.16; and

    3. the period during which an option may be exercised is as follows:

       (i) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

      (ii) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     (iii) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

    The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.



                                                        2003 Interim Report

16  NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


14. SHARE OPTION SCHEME (CONTINUED)
    In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

    In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

    Under the 2002 Share Option Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the next grant of share options shall not exceed 1% of the total issued share capital of the Company from time to time.

    According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

    1. the nominal value of a share;

    2. the average closing price of the shares on The Stock Exchange of Hong Kong Limited (the "HKSE") as stated in the HKSE's quotation sheet for the five trading days immediately preceding the date of grant of the option; and

    3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of grant of the option.

    On 24 February 2003, the board of directors approved to grant options in respect of 8,410,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$10.54 per share. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

    1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

    2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

    3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

    The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

    No options granted under the 2002 Share Option Scheme, the 2001 Share Option Scheme and the Pre-Global Offering Share Option Scheme had been exercised since the respective dates of grant and up to the date when the board of directors approved the financial statements.




  CNOOC Limited

    NOTES TO INTERIM FINANCIAL STATEMENTS                                 17


                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


15. RELATED PARTY TRANSACTIONS
    Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

    The Group has entered into several agreements with CNOOC and its affiliates, which govern the provision of materials, utilities and ancillary services, the provision of technical services, the provision of research and development services, and various other commercial arrangements.

    (i) Provision of materials, utilities and ancillary services
        CNOOC China Limited has entered into materials, utilities and ancillary services supply agreements with the affiliates of CNOOC. Under these agreements, the affiliates of CNOOC provide to CNOOC China Limited various materials, utilities and ancillary services.

        The materials, utilities and ancillary services are provided:

        - at state-prescribed prices;

        - where there is no state-prescribed price, at market prices, including the local or national market prices or the prices at which CNOOC's affiliates previously provided the relevant materials, utilities and ancillary services to independent third parties; or

       - where neither of the prices mentioned above is applicable, at the cost to CNOOC's affiliates of providing the relevant materials, utilities and services, including the cost of sourcing or purchasing from third parties, plus a margin of not more than 5% before any applicable taxes.

    (ii)  Technical services
          CNOOC China Limited has entered into technical service agreements with certain affiliates of CNOOC. According to the agreements, the Group uses the technical services including:

       -  offshore drilling;

       -  ship tugging, oil tanker transportation and security services;

       - well survey, well logging, well cementation and other related technical services;

       - collection of geophysical data, ocean geological prospecting, and data processing;

       -  platform fabrication service and maintenance; and

       - design, construction, installation and test of offshore and onshore production facilities.





                                                 2003 Interim Report

18  NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


15. RELATED PARTY TRANSACTIONS (CONTINUED)

    (iii)  Research and development services
           Under the terms of a general research and development services agreement with CNOOC's subsidiaries, China Offshore Oil Research Centre (the "Centre"), the Group pays the Centre for a term of three years from 31 December 2002, with an annual amount of RMB110,000,000. In addition, the Group also pays the Centre for research and development for particular projects. The provision of the services include the following:

           - geophysical exploration services;

           - seismic data processing;

           - comprehensive exploration research services; and

           - information technology services.

     (iv)  Lease and property management services
           The Group has entered into lease and property management agreements with affiliates of CNOOC for the leasing of various office, warehouse and residential premises. Lease charges are based on the prevailing market rates.

     (v) Sales of crude oil, condensate oil and liquefied petroleum gas The Group sells crude oil, condensate oil and liquefied petroleum gas to CNOOC's affiliates which engage in the downstream petroleum business at the international market price. For the six months ended 30 June 2003, the total sales amounted to approximately RMB3,710,034,000 (2002:
           RMB1,950,303,340).




   CNOOC Limited

    NOTES TO INTERIM FINANCIAL STATEMENTS                                   19


                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


15. RELATED PARTY TRANSACTIONS (CONTINUED)
    The following is a summary of significant recurring transactions carried out in the ordinary course of business between the Group and CNOOC and its affiliates.

                                                                          Six months ended
                                                                                30 June
                                                                        2003            2002
                                                                  (unaudited)      (unaudited)
                                                                      RMB'000        RMB'000
-------------------------------------------------------------------------------------------------------------------
    Materials, utilities and ancillary services                       379,123             271,589
    Technical services                                              1,368,109             917,641
    Research and development services                                  65,454             100,544
    Lease and property management services                             25,798              27,033
                                                                    -----------        ----------
                                                                    1,838,484           1,316,807
                                                                    ===========        ==========

    Included in:
      Exploration expenses                                            195,186             238,229
      Operating expenses                                              421,573             301,740
      Selling and administrative expenses                              74,889             104,847
                                                                    ===========        ==========
    Capitalised under property, plant and equipment                 1,146,836             671,991
                                                                    -----------        ----------
                                                                    1,838,484           1,316,807


    During the period, the Group had placed certain deposits with CNOOC Finance Corporation Limited ("CNOOC Finance"), a subsidiary of CNOOC. CNOOC Finance is a non-bank finance company supervised by the People's Bank of China (the "PBOC") and the Company is one of its customers. In PRC, deposit rate is set by PBOC which is applicable to all financial institutions. The interest rates offered by CNOOC Finance were the same as the rates promulgated by the PBOC which were applicable to account deposits with PRC banks or finance companies and ranged from 1.44% to 1.89% per annum. There were no deposits placed with CNOOC Finance as at 30 June 2003.

    During the period, the Company, through its wholly-owned subsidiary, China Offshore Oil (Singapore) International Pte Ltd., imported oil into the PRC for trading, using CNOOC's import licence. For the six months ended 30 June 2003, the total sales to third parties through such arrangements amounted to approximately RMB558 million (2002: Nil). The commission paid by the third party customers to CNOOC for the period amounted to approximately RMB3 million (2002: Nil).





                                                        2003 Interim Report

20  NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


16. COMMITMENTS AND CONTINGENCIES

    (i)  Capital commitments

         As at 30 June 2003, the Group had the following capital commitments, principally for the construction and purchase of oil and gas properties and equipment:

                                                                               30 June          31 December
                                                                                  2003                 2002
                                                                           (unaudited)            (audited)
                                                                               RMB'000              RMB'000
               --------------------------------------------------------------------------------------------
         Contracted for                                                      3,720,910            1,715,173
         Authorised, but not contracted for                                 15,980,575            9,060,722

         As at 30 June 2003, the Group had unutilised banking facilities amounting to approximately RMB32,370,624,000 (2002:
         RMB31,646,389,000).

   (ii)  General research and development commitments
         As referred to note 15(iii) to the financial statements, the remaining commitments for research and development services to be provided by the Centre as at 30 June 2003 amounted to approximately RMB275,000,000 (2002: RMB330,000,000).

  (iii)  Operating lease commitments
         Operating lease commitments as at 30 June 2003 amounted to approximately RMB40,264,000 (2002: RMB50,645,000) and were due as follows:

                                                                               30 June          31 December
                                                                                  2003                 2002
                                                                           (unaudited)            (audited)
                                                                               RMB'000              RMB'000
               --------------------------------------------------------------------------------------------
               Commitments due:
                 -  Within one year                                             33,990               47,017
                 -  After one year, but within two years                         5,255                2,131
                 -  After two year, but within three years                       1,019                1,497
                                                                           -----------          -----------
                                                                                40,264               50,645
                                                                           ===========          ===========















CNOOC Limited

                  NOTES TO INTERIM FINANCIAL STATEMENTS                     21


                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


16. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    (iv)   Commitment to invest in Australia's gas project
           On 15 May 2003, the Company entered into an equity sale and purchase agreement (the "Agreement") with the existing North West Shelf partners to acquire an interest in the upstream production and reserves of Australia's North West Shelf Project (the "NWS Project"). Under the Agreement, the Company will acquire an interest of approximate 5.3% in the NWS Project and a 25% stake in the China LNG Joint Venture, a new joint venture to be established within the NWS Project. According to the Agreement, the Company has the right to acquire more interest in the NWS Project should the final quantity of LNG committed under the LNG supply agreement to the facilities in Guangdong Province be increased. The total consideration of the acquisition is US$348 million, subject to certain conditions, including the LNG supply agreement to Guangdong becoming unconditional, have been fulfilled. CNOOC has an equity interest in the Guangdong Province LNG project.

     (v)   Financial instruments

           As at 30 June 2003, the Group had currency swap contracts with a financial institution for the sale of United States dollars ("US$") in an exchange for Japanese Yen ("JPY") in order to hedge certain JPY denominated loan repayments in the future.

           The details of the exchange are as follows:



                                                          30 June 2003                           30 June 2002
                                                Notional           Weighted               Notional          Weighted
                                                contract        contractual               contract       contractual
                                                  amount      exchange rate                 amount     exchange rate
                                              (JPY '000)          (JPY/US$)             (JPY '000)         (JPY/US$)
                ----------------------------------------------------------------------------------------------------
                Year
                2002                                   -                 -                 135,735             95.00
                2003                             135,735              95.00                271,470             95.00
                2004                             271,470              95.00                271,470             95.00
                2005                             271,470              95.00                271,470             95.00
                2006                             271,470              95.00                271,470             95.00
                2007                             271,470              95.00                271,470             95.00

17. SEGMENT INFORMATION
    The Group is involved in the upstream operating activities of the petroleum industry which comprises production sharing contracts with foreign partners, and independent operations and trading business. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately.











                                                           2003 Interim Report

22  NOTES TO INTERIM FINANCIAL STATEMENTS


(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


17. SEGMENT INFORMATION (CONTINUED)
    The following tables present revenue and profit information for the Group's business segments.

                                           Independent               Production
                                            operations            sharing contracts      Trading business            Unallocated
                                         Six months ended         Six months ended       Six months ended          Six months ended
                                              30 June                  30 June                30 June                  30 June
                                          2003        2002        2003        2002        2003        2002        2003         2002
                                       RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000     RMB'000      RMB'000
     ------------------------------------------------------------------------------------------------------------------------------
     Unaudited
     Segment revenue
     Sales to external customers:
       Oil and gas sales             5,610,606   4,668,458    8,574,167  4,960,413           -           -           -            -
       Marketing revenues                    -           -            -          -   3,582,015     794,063           -            -
     Other income                        5,941     141,736      131,428     71,460           -           -           -        4,268
                                     ---------   ---------    ---------  ---------   ---------     -------   ---------   ----------
     Total                           5,616,547   4,810,194    8,705,595  5,031,873   3,582,015     794,063           -        4,268
                                     ---------   ---------    ---------  ---------   ---------     -------   ---------   ----------
     Unaudited
     Segment results
     Net profit                      3,576,018   2,239,237    4,913,990  2,605,239      38,877      21,969 (2,194,409)   (1,247,584
                                     =========   =========    =========  =========   =========    ========  ==========   ==========



                                               Consolidated
                                             Six months ended
                                                  30 June
                                              2003         2002
                                           RMB'000      RMB'000
     ----------------------------------------------------------
     Unaudited
     Segment revenue
     Sales to external customers:
       Oil and gas sales                14,184,773    9,628,871
       Marketing revenues                3,582,015      794,063
     Other income                          137,369      217,464
                                       -----------   ----------
     Total                              17,904,157   10,640,398
                                       -----------   ----------
     Unaudited
     Segment results
     Net profit                          6,334,476    3,618,861
                                       ===========   ==========

    Approximately 68% of the total revenue of the Group is contributed by the PRC customers. The Group's activities are conducted primarily in the PRC and Indonesia.

18. ADDITIONAL FINANCIAL INFORMATION
    As at 30 June 2003, net current assets and total assets less current liabilities of the Group amounted to approximately RMB21,473,076,000 and RMB61,164,093,000 (2002: RMB17,352,044,000 and RMB53,961,241,000),
    respectively.

19. SUBSEQUENT EVENTS
    Subsequent to 30 June 2003, the Company increased its interest in Qinhuangdao 32-6, a PSC oilfield in Bohai Bay, from 51% to 75.5% by acquiring the 24.5% interest of BP China Exploration and Production Company for a consideration of US$150 million, subject to working capital adjustments. The acquisition was completed in July 2003.

    In addition, the Company also acquired the remaining 49% interest in Liuhua 11-1, a PSC oilfield in Southeastern China, from BP China Exploration and Production Company and Kerr-McGee China Petroleum Limited respectively, for a total consideration of US$40 million, subject to working capital adjustments. The acquisitions were completed in July 2003.












CNOOC Limited

    NOTES TO INTERIM FINANCIAL STATEMENTS                                 23


                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


20. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP
    The accounting policies adopted by the Group conform to Hong Kong GAAP, which differ in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

    (a)  Net profit and equity

         (i)  Revaluation of land and buildings
              The Group revalued certain land and buildings on 31 August 1999 and 31 December 2000 and the related revaluation surplus was recorded on the respective dates. Under Hong Kong GAAP, revaluation of property, plant and equipment is permitted and depreciation, depletion and amortisation are based on the revalued amount. Additional depreciation arising from the revaluation for the six months ended 30 June 2003 was approximately RMB4,578,000 (2002: RMB4,578,000). Under U.S.
              GAAP, property, plant and equipment are required to be stated at cost. Accordingly, no additional depreciation, depletion and amortisation from the revaluation are recognised under U.S. GAAP.

        (ii)  Short term investments
              According to Hong Kong GAAP, available-for-sale investments in marketable securities are measured at fair value and related unrealised holding gains and losses are included in current period earnings. According to U.S. GAAP, such investments are also measured at fair value and classified in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115. Under U.S. GAAP, related unrealised gains and losses on available-for-sale securities are excluded from current period earnings and included in other comprehensive income.

        (iii) Impairment of long-lived assets
              Under Hong Kong GAAP, impairment charges are recognised when a long-lived asset's carrying amount exceeds the higher of an asset's net selling price and value in use, which incorporates discounting the asset's estimated future cash flows.

              Under U.S. GAAP, long-lived assets are assessed for possible impairment in accordance with SFAS No. 144, "Accounting for the impairment or disposal of long-lived assets". SFAS No. 144 requires the Group to (a) recognise an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows; and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS No. 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered as held and used until it is disposed of.



















                                                           2003 Interim Report

24  NOTES TO INTERIM FINANCIAL STATEMENTS


(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


20. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

    (a)  Net profit and equity (continued)

         (iii) Impairment of long-lived assets (continued)
               SFAS No. 144 also requires the Group to assess the need for an impairment of capitalised costs of proved oil and gas properties and the costs of wells and related equipment and facilities on a property-by-property basis. If an impairment is indicated based on undiscounted expected future cash flows, then an impairment is recognised to the extent that net capitalised costs exceed the estimated fair value of the property. Fair value of the property is estimated by the Group using the present value of future cash flows. The impairment was determined based on the difference between the carrying value of the assets and the present value of future cash flows. It is reasonably possible that a change in reserve or price estimates could occur in the near term and adversely impact management's estimate of future cash flows and consequently the carrying value of properties.

               In addition, under Hong Kong GAAP, a subsequent increase in the recoverable amount of an asset is reversed to the income statement to the extent that an impairment loss on the same asset was previously recognised as an expense when the circumstances and events that led to write-down or write-off cease to exist. The reversal is reduced by the amount that would have been recognised as depreciation had the write-off not occurred. Under U.S. GAAP, an impairment loss establishes a new cost basis for the impaired asset and the new cost basis should not be adjusted subsequently other than for further impairment losses.

               For the six months period ended 30 June 2003, there were no impairment losses recognised under Hong Kong GAAP and U.S. GAAP and no reversal of the recovery of previous impairment charges has been recorded under Hong Kong GAAP.

         (iv)  Stock compensation schemes
               As described in note 14 to the interim financial statements, as at 30 June 2003, the Group had three stock option schemes. The Group applies Accounting Principles Board Opinion 25 and related Interpretations in accounting for these stock option schemes. Accordingly, compensation costs recognised for the stock option schemes amounted to RMB1,316,000 for the six months ended 30 June 2003 (2002: RMB1,376,000).

         (v)   Provision for dismantlement
               Hong Kong GAAP requires the provision of dismantlement to be recorded for a present obligation whether that obligation is legal or constructive. The associated cost is capitalised and the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.














CNOOC Limited

     NOTES TO INTERIM FINANCIAL STATEMENTS                              25

                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)

20. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

    (a) Net profit and equity (continued)

        (v)    Provision for dismantlement (continued)
               On 15 August 2001, SFAS No. 143 "Accounting for asset retirement obligation" was released and is effective for the fiscal years beginning after 15 June 2002. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognised in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived assets. Further, under SFAS No. 143, the liability is discounted and accretion expense is recognised using the credit-adjusted risk-free interest rate in effect when the liability is initially recognised.

               The Company adopted SFAS No. 143 on 1 January 2003, which resulted in an increase in net property of RMB863,093,000, an increase in the provision for dismantlement of RMB240,077,000 and an increase in deferred income tax liabilities of RMB186,904,000 to recognise the cumulative effect of retrospectively applying the new accounting standard.

               This adjustment is due to the difference in the method of accruing for dismantlement costs under SFAS No. 143 compared with the method required by SFAS No. 19 "Financial accounting and reporting by oil and gas producing companies", the accounting standard that the Company has been adopted since its establishment. Under SFAS No. 19, the dismantlement costs are accrued on a unit-of-production basis of accounting as the oil and gas is produced. The SFAS No. 19 method matches the accruals with the revenues generated from production and results in most of the costs being accrued early in field life, when production is at the highest level. Because SFAS No. 143 requires accretion of the liability as a result of the passage of time using an interest method of allocation, the majority of the costs will be accrued towards the end of field life, when production is at the lowest level. The cumulative income adjustment described above resulted from reversing the higher liability accumulated under SFAS No. 19 in order to adjust it to the lower present value amount resulting from transition to SFAS No. 143. This amount being reversed in transition, which was previously charged to the income statement under SFAS No. 19, will again be charged to the income statement under SFAS No. 143 in future years.




                                                           2003 Interim Report

26  NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


20. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

    (a)  Net profit and equity (continued)

        (v)   Provision for dismantlement (continued)
              A summary of the changes in the asset retirement obligation during the six months ended 30 June 2003 is included in the table below:

                                                                                                                  30 June 2003
                                                                                                                   (unaudited)
                                                                                                                       RMB'000
                --------------------------------------------------------------------------------------------------------------
                Asset retirement obligation upon adoption of SFAS No. 143 on
                  1 January 2003                                                                                    2,239,320
                Accretion expense                                                                                      44,348
                                                                                                                 ------------
                Asset retirement obligation at 30 June 2003                                                         2,283,668
                                                                                                                 ============

                The pro forma effects of the application of SFAS No. 143 as if it had been adopted on 1 January 2002 (rather than 1 January
                2003) are presented below:

                                                                                       As reported                   Pro forma
                                                                                      30 June 2003                30 June 2002
                                                                                       (unaudited)                 (unaudited)
                                                                                           RMB'000                     RMB'000
                --------------------------------------------------------------------------------------------------------------
                Net income                                                               6,292,242                  3,616,605

                Net income per share                                                       RMB0.77                    RMB0.44
























CNOOC Limited

                  NOTES TO INTERIM FINANCIAL STATEMENTS                     27

                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


20. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

    (a)  Net profit and equity (continued)
         The effects on net profit and equity of the above significant differences between Hong Kong GAAP and U.S. GAAP are summarised below:

                                                                                                Net profit
                                                                                              Six months ended
                                                                                                  30 June
                                                                                          2003                            2002
                                                                                   (unaudited)                     (unaudited)
                                                                                       RMB'000                         RMB'000
          --------------------------------------------------------------------------------------------------------------------
          As reported under Hong Kong GAAP                                           6,334,476                       3,618,861

          Impact of U.S. GAAP adjustments:
          -  Reversal of additional depreciation, depletion and
               amortisation charges arising from the revaluation
               surplus on land and buildings                                             4,578                           4,578
          -  Unrealised gains from available-for-sale investments
               in marketable securities                                               (55,734)                         (5,458)
          -  Realised holding gains from available-for-sale
               marketable securities                                                    10,238                               -
          -  Recognition of stock compensation cost                                    (1,316)                         (1,376)
                                                                                   ----------                      -----------
          Income before cumulative effect of change in
            accounting policy for dismantlement liabilities                          6,292,242                       3,616,605

          Cumulative effect of change in accounting policy for
            dismantlement liabilities                                                  436,112                               -
                                                                                   ----------                      -----------
          Net profit as restated under U.S. GAAP                                     6,728,354                       3,616,605
                                                                                   ==========                      ===========
          Net profit per share under U.S. GAAP

          -  Basic

             Before cumulative effect of change in accounting
               policy for dismantlement liabilities                                    RMB0.77                         RMB0.44
             Cumulative effect of change in accounting policy
               for dismantlement liabilities                                           RMB0.05                               -
                                                                                   ----------                      -----------
                                                                                       RMB0.82                         RMB0.44
                                                                                   ==========                      ===========
          -  Diluted

             Before cumulative effect of change in accounting
               policy for dismantlement liabilities                                    RMB0.77                         RMB0.44
             Cumulative effect of change in accounting policy
               for dismantlement liabilities                                           RMB0.05                               -
                                                                                   ----------                      -----------
                                                                                       RMB0.82                         RMB0.44
                                                                                   ==========                      ===========




                                                           2003 Interim Report

28                    NOTES TO INTERIM FINANCIAL STATEMENTS

(All amounts expressed in Renminbi, except number of shares and unless otherwise stated)


20.  SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

     (a)  Net profit and equity (continued)

                                                                                                    Equity
                                                                                          30 June           31 December
                                                                                             2003                  2002
                                                                                      (unaudited)             (audited)
                                                                                          RMB'000               RMB'000
     ------------------------------------------------------------------------------------------------------------------
          As reported under Hong Kong GAAP                                             44,288,252            40,568,488
          Impact of U.S. GAAP adjustments:
          -  Reversal of revaluation surplus on land and buildings                       (274,671)            (274,671)
          -  Reversal of additional depreciation, depletion and
               amortisation charges arising from the revaluation
               surplus on land and buildings                                               30,473                25,895
          -  Cumulative adjustment for provision for dismantlement liabilities                  -             (436,112)
                                                                                      -----------           -----------
          As restated under U.S. GAAP                                                  44,044,054            39,883,600
                                                                                      ===========           ===========

     (b) Comprehensive income
         According to SFAS No. 130 "Reporting comprehensive income", it is required to include a statement of other comprehensive income for revenues and expenses, gains and losses that under U.S. GAAP, are included in comprehensive income and excluded from net income.

                                                                                               Six months ended
                                                                                                    30 June
                                                                                             2003                  2002
                                                                                      (unaudited)           (unaudited)
                                                                                          RMB'000               RMB'000
     ------------------------------------------------------------------------------------------------------------------
          Net income under U.S. GAAP                                                    6,728,354             3,616,605
          Other comprehensive income:
            Foreign currency translation adjustments                                          103                 1,969
            Unrealised gains on short term investments                                     55,734                 5,458
            Less: Reclassification adjustment for realised gains
                              included in net income                                     (10,238)                     -
                                                                                      -----------           -----------
                                                                                        6,773,953             3,624,032
                                                                                      ===========           ===========












CNOOC Limited

                  NOTES TO INTERIM FINANCIAL STATEMENTS                     29

                                    (All amounts expressed in Renminbi, except
                                 number of shares and unless otherwise stated)


20. SIGNIFICANT DIFFERENCES BETWEEN HONG KONG GAAP AND U.S. GAAP (CONTINUED)

    (c)  Derivative financial instruments
         The Group had a currency swap contract with a financial institution to sell US$ in exchange for JPY in order to hedge certain JPY denominated loan repayments in the future. In accordance with SFAS No. 133 "Accounting for derivatives instruments and hedging activities", the derivative contract was recorded as "Other payables and accrued liabilities" in the accompanying consolidated balance sheet at fair value. For the six months ended 30 June 2003, the Group recognised related changes in fair value, a gain of RMB1,500,000 (2002: RMB10,000,000), and included the amount in "Exchange gains/(losses), net" in the consolidated income statement.

21. APPROVAL OF INTERIM FINANCIAL STATEMENTS
    The interim financial statements for the six months ended 30 June 2003 were approved and authorised for issue by the board of directors on 4 September 2003.











































                                                           2003 Interim Report

30                          INDEPENDENT REVIEW REPORT


[COMPNAY LOGO] Ernst & Young
               [Chinese Characters Omitted]

To the board of directors
CNOOC Limited (the "Company")

We have been instructed by the Company to review the interim financial report of the Company and its subsidiaries (collectively as the "Group") for the six months ended 30 June 2003 set out on pages 5 to 29.

RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED
We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of the Group's management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION
On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2003.

Ernst & Young
Certified Public Accountants

Hong Kong
4 September 2003















CNOOC Limited

                                                      OTHER INFORMATION     31

DIRECTORS' INTERESTS
As at 30 June 2003, the interests of the Directors and the chief executive of the Company in the equity securities of the Company and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or disclosed in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules") were detailed below.

                                                                                                                    Total Interests
                                                                                                                        as % of the
                                  Personal            Family         Corporate          Other           Total       relevant issued
                                 Interests         Interests          Interest      Interests       Interests         share capital
-----------------------------------------------------------------------------------------------------------------------------------
Shares in the Company
So Chak Kwong                       30,000                 -                 -              -          30,000                  0.00


As at 30 June 2003, the Directors and employees of the Group had the following personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company:

                                                                                                Closing price
                             No. of shares            No. of shares                                 per share
                           involved in the          involved in the                               immediately
                                   options                  options                                before the
                               outstanding              outstanding                             date on which
                          at the beginning               at the end                               the options
Name of Grantee              of the period            of the period         Date of Grant         were granted       Exercise Price
                                                                                    (HK$)               (HK$)
-----------------------------------------------------------------------------------------------------------------------------------
Directors:
Wei Liucheng                       500,000                  500,000         12 March 2001                   -                  5.95
                                   500,000                  500,000           27 Aug 2001                7.30                  6.16
                                         -                  500,000           24 Feb 2003               10.45                 10.54
Fu Chengyu                         350,000                  350,000         12 March 2001                   -                  5.95
                                   350,000                  350,000           27 Aug 2001                7.30                  6.16
                                         -                  230,000           24 Feb 2003               10.45                 10.54
Jiang Longsheng                    280,000                  280,000         12 March 2001                   -                  5.95
                                   230,000                  230,000           27 Aug 2001                7.30                  6.16
                                         -                  230,000           24 Feb 2003               10.45                 10.54
Zhou Shouwei                       280,000                  280,000         12 March 2001                   -                  5.95
                                   350,000                  350,000           27 Aug 2001                7.30                  6.16
                                         -                  350,000           24 Feb 2003               10.45                 10.54
Luo Han                            280,000                  280,000         12 March 2001                   -                  5.95
                                   230,000                  230,000           27 Aug 2001                7.30                  6.16
                                         -                  230,000           24 Feb 2003               10.45                 10.54
Employees:
Other Employees                  2,930,000                2,930,000         12 March 2001                   -                  5.95
                                 7,160,000                7,160,000           27 Aug 2001                7.30                  6.16
                                         -                6,870,000           24 Feb 2003               10.45                 10.54




                                                                                                               2003 Interim Report

32        OTHER INFORMATION

As at 30 June 2003, no options granted under the share option schemes of the Company have been exercised.

All the interests stated above represent long positions. As at 30 June 2003, no short positions were recorded in the Register of Directors' and Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any person during the half year ended 30 June 2003.

SUBSTANTIAL INTERESTS IN SHARE CAPITAL
The register maintained by the Company pursuant to the SFO recorded that, as at 30 June 2003, the following corporations had interests (as defined in the SFO) in the Company set opposite their respective names:

                                                   Ordinary Shares       Percentage of Total Issued Shares
----------------------------------------------------------------------------------------------------------
(i)    CNOOC (BVI) Limited
         ("CNOOC (BVI)")                            5,800,000,000                                   70.61%
(ii)   Overseas Oil & Gas Corporation,
         Limited ("OOGC")                           5,800,000,000                                   70.61%
(iii)  China National Offshore
         Oil Corporation ("CNOOC")                  5,800,000,000                                   70.61%

CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)'s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2003, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

INFORMATION ON SHARE OPTION SCHEMES
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the "Pre- Global Offering Share Option Scheme"). Pursuant to the Pre-Global Offering Share Option Scheme:

1.   options for an aggregate of 4,620,000 shares have been granted;

2.   the subscription price per share is HK$5.95; and

3.   the period during which an option may be exercised is as follows:

     (a) 50% of the shares underlying the option shall vest 18 months after the date of the grant; and

     (b) 50% of the shares underlying the option shall vest 30 months after the date of the grant.

The exercise period for options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001.

On 4 February 2001, the Company adopted a share option scheme (the "2001 Share Option Scheme") for the purposes of recognising the contribution that certain individuals had made to the Company and attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:




CNOOC Limited

                                                OTHER INFORMATION          33

1.   options for an aggregate of 8,820,000 shares have been granted;

2.   the subscription price per share is HK$6.16; and

3.   the period during which an option may be exercised is as follows:

     (a) one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;

     (b) one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

     (c) one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001.

In view of the amendments to the relevant provisions of the Listing Rules regarding the requirements of share option schemes of a Hong Kong listed company effective on 1 September 2001, no further options will be granted under the 2001 Share Option Scheme.

In June 2002, the Company adopted a new share option scheme (the "2002 Share Option Scheme").

Under the 2002 Share Option Scheme, the Directors of the Company may, at their discretion, invite employees, including executive directors, of the Company or any of its subsidiaries, to take up options to subscribe for shares in the Company. The maximum aggregate number of shares (including those that could be subscribed for under the Pre- Global Offering Share Option Scheme and the 2001 Share Option Scheme) which may be granted shall not exceed 10% of the total issued share capital of the Company. The maximum number of shares which may be granted under the 2002 Share Option Scheme to any individual in any 12 month period up to the next grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a participant for the grant of an option will be HK$1.00. The subscription price of a share payable by a participant upon the exercise of an option will be determined by the Directors at their discretion at the date of grant, except that such price may not be set below a minimum price which is the highest of:

1.   the nominal value of a share;

2. the average closing price of the shares on the HKSE as stated in the HKSE's quotation sheet for the five trading days immediately preceding the date of grant of the option; and

3. the closing price of the shares on the HKSE as stated in the HKSE's quotation sheet on the date of grant of the option.

On 24 February 2003, the board of directors approved to grant options in respect of 8,410,000 shares to the Company's senior management under the 2002 Share Option Scheme. The exercise price for the options is HK$10.54 per share. Options granted under the 2002 Share Option Scheme may be exercised, in whole or in part, in accordance with the following vesting schedule:

1. one-third of the shares underlying the option shall vest on the first anniversary of the date of the grant;




                                                           2003 Interim Report

34     OTHER INFORMATION

2. one-third of the shares underlying the option shall vest on the second anniversary of the date of the grant; and

3. one-third of the shares underlying the option shall vest on the third anniversary of the date of the grant.

The exercise period for options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date on which the option is granted.

The Directors are of the view that calculation of the value of the share options granted by the Company during the period depends on a number of variables and can only be made subject to a number of theoretical bases and speculative assumptions. As such, the value of the share options is not presented in this report.

AUDIT COMMITTEE
The audit committee has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The interim results for the six months ended 30 June 2003 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagement to review interim financial reports", issued by the Hong Kong Society of Accountants, by Ernst & Young. The interim financial report has been reviewed by the audit committee.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES
During the six months ended 30 June 2003, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the Company's listed securities.

CODE OF BEST PRACTICE
None of the directors is aware of any information that would reasonably indicate that the Company is not, or was not, for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules, except that the non-executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's articles of association.

REGISTER OF MEMBERS
The Register of Members of the Company will be closed from 19 September 2003 (Friday) to 25 September 2003 (Thursday) (both days inclusive) during which no transfer of shares can be registered. In order to qualify for the interim dividend and the special interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Hong Kong Registrars Limited, Room 1901-5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4.00 pm on 18 September 2003 (Thursday).

                                                      By order of the Board
                                                             Cao Yunshi
                                                        Company Secretary

                                                   Hong Kong, 4 September 2003

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Interim Report may be viewed as "forward-looking statements" within the meaning of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

CNOOC Limited

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                               CNOOC Limited


                                               By:  /s/ Cao Yunshi
                                                   ----------------------------
                                                   Name:   Cao Yunshi
                                                   Title:  Company Secretary

Dated: September 18, 2003